CUSIP No. 6573J20                                              Page 1 of 6 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                            Nicholas Financial, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)


                                    65373J20
                                 (CUSIP Number)



                                November 26, 1997
             (Date of Event which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                                [ ] Rule 13d-1(b)
                                |X| Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

CUSIP No. 6573J20                                              Page 2 of 6 Pages


================================================================================
  1       NAME OF REPORTING PERSON

          Mahan Family, LLC
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)[ ]
                                                                       (b)[ ]

--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       CITIZENSHIP OR PLACE OF ORGANIZATION

          New Jersey
--------------------------------------------------------------------------------
        NUMBER OF              5      SOLE VOTING POWER

          SHARES                      473,820

       BENEFICIALLY         ----------------------------------------------------
                               6      SHARED VOTING POWER
         OWNED BY
                                      0
           EACH
                            ----------------------------------------------------
        REPORTING              7      SOLE DISPOSITIVE POWER

          PERSON                      473,820
                            ----------------------------------------------------
           WITH                8      SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          473,820
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                               [ ]

--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          9.3%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

          OO
================================================================================

CUSIP No. 6573J20                                              Page 3 of 6 Pages


Item 1(a) Name of Issuer:

     Nicholas Financial, Inc.

Item 1(b) Address of Issuer's Principal Office:

      2454 McMullen Booth Road
      Building C
      Clearwater, Florida  33759

Item 2(a) Name of Person Filing:

     Mahan Family, LLC, a New Jersey limited liability company.

Item 2(b) Address of Principal Business Office or, if none, Residence:

     The principal business office of Mahan Family, LLC is Stonehouse Road, PO Box 407, Millington, New Jersey.

Item 2(c) Citizenship:

     Mahan Family, LLC is a New Jersey limited liability company.

Item 2(d) Title of Class of Securities:

     Common Stock.

Item 2(e) CUSIP Number:

     65373J20

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
78o).

     (b) [ ] Bank as defined section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

CUSIP No. 6573J20                                              Page 4 of 6 Pages


     (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

     (h) [ ] A savings associations as defined Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership

     (a) Amount Beneficially Owned:

     Mahan Family, LLC beneficially owns 473,820 shares of the Issuer's Common Stock. All references to number of shares of the Issuer's Common Stock set forth in this statement reflect the Issuer's 2 for 1 Common Stock split effective September 11, 2001.

     (b) Percent of Class:

          Mahan Family, LLC beneficially owns 9.3% of the Issuer's
          Common Stock.

     (c) Number of shares listed below as to which Mahan Family, LLC has:

          (i) sole power to vote or direct the vote:

               473,820

          (ii) shared power to vote or direct the vote:

               0

          (iii) sole power to dispose or direct the disposition of:

               473,820

          (iv) shared power to dispose or direct the disposition of:

CUSIP No. 6573J20                                              Page 5 of 6 Pages


Item 5.  Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not applicable.

Item 8.  Identification and Classification of Members of the Group

     Not applicable.

Item 9.  Notice of Dissolution of Group

     Not applicable.

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 6573J20                                              Page 6 of 6 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 10, 2001


                                      MAHAN FAMILY, LLC


                                      By: /s/ Marvin H. Mahan
                                          ---------------------------------
                                          Marvin H. Mahan, Manager